Exhibit 21.1

SUBSIDIARIES OF Integrated Drilling Equipment Holdings Corp.

Subsidiary	Jurisdiction of Incorporation
Integrated Drilling Equipment Company Holdings, LLC	Delaware
Integrated Drilling Equipment, LLC	Delaware

IDE Perforación México, S. de R.L. de C.V.	Mexico